LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
July 11, 2007
VIA EDGAR (as correspondence)
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention:	Lily Dang, Division of Corporation Finance
Re:	Parallel Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 000-13305
Dear Ladies and Gentlemen:
     Transmitted herewith for filing, on behalf of Parallel Petroleum Corporation (the “Company”), is the Company’s Form 10-K/A Report for the fiscal year ended December 31, 2006.
     On behalf of the Company, we have been authorized to acknowledge and confirm to you that in future filings made by the Company, estimates of proved undeveloped reserves from future horizontal wells will be limited to two parallel offset wells to a productive horizontal well, unless the Company is able to demonstrate productive continuity through pressure communication between wells more than an offset location away and on either side of a future horizontal well.
     If any member of the Staff has questions regarding the foregoing, please contact the undersigned at (432) 683-3351.
Very truly yours,
Lynch, Chappell & Alsup
/s/ Thomas W. Ortloff
Enclosures (via Edgar)

cc:	Lily Dang (SEC) (Federal Express)